

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 9, 2006

Mr. Michael J. McCoy
Executive Vice President and Chief Financial Officer
Hormel Foods Corporation
1 Hormel Place
Austin, Minnesota 55912-3680

> **Re:** **Hormel Foods Corporation**
> **Form 10-K for the Fiscal Year Ended October 30, 2005**
> **Filed January 13, 2006**
> **File No. 001-02402**

Dear Mr. McCoy:

We have reviewed your Form 10-K for the Fiscal Year Ended October 30, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 30, 2005

Certification Required Under Section 302 of the Sarbanes-Oxley Act of 2002, Exhibit 31

1.   Please remove the titles of your officers from the first line of the Section 302 certifications. In this regard, the certification would read: "I,[identity of the certifying individual], certify that:..." Refer to Item 601(b)(31) of Regulation S-K for further guidance.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 41

2.   We note that you recorded the changes in net pension assets, which includes your contribution to your defined benefit plans, as cash flows from investing activities. Please reclassify these cash flows as cash flows from operating activities. Refer to Section II.C.2. of our Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for further guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne
        Ms. Shannon Buskirk